Exhibit 99.1
LOS ANGELES SINGAPORE SELANGOR PENANG BANGKOK SUZHOU SHANGHAI

FOR IMMEDIATE RELEASE	Company Contact: A. Charles Wilson Chairman (818) 787-7000	Investor Contact: Berkman Associates (310) 826-5051 info@BerkmanAssociates.com

Trio-Tech Reports Second Quarter Results

New Trio-Tech Solar Business Receives $870,000 Photovoltaic Order

Van Nuys, CA -- February 16, 2010 -- Trio-Tech International (AMEX:TRT) announced today that revenue for the second quarter ended December 31, 2009 increased 6.6% to $6,191,000 from $5,805,000 for the second quarter of fiscal 2009.  This growth reflected a 10.8% increase in revenue from semiconductor test equipment sales, combined with revenue from the Company's new business, PT SHI Indonesia, a Batam-based manufacturer, equipment fabricator and provider of project management services for the oil and gas industries, that more than offset a decrease in revenue from semiconductor test services for the period.

The net loss for this year's second quarter was $584,000, or $0.18 per share.  For the second quarter of fiscal 2009, the net loss was $426,000, $0.13 per share.

"During this year's second quarter we consolidated all of our China testing operations into our Suzhou facility, which contributed to improved gross margin percentage in our testing operations despite the decrease in revenue in this segment.  For the Company as a whole, gross margin decreased compared to the second quarter of fiscal 2009 due to product mix in our semiconductor test equipment business and start-up expenses to support the launch of PT SHI and TT Solar, our new Singapore-based solar energy products and services business," said SW Yong, Trio-Tech's CEO.

Yong continued, "Our strategy to add new sources of revenue to supplement our core semiconductor testing equipment and services business is moving Trio-Tech in the right direction.  PT SHI Indonesia is beginning to generate sales and we believe that continued growth for the Indonesian oil and gas sector in the years to come presents considerable long-term growth potential for Trio-Tech.

"We also are pleased to announce that our new solar business, TTSolar, has received its first contract, an $870,000 order to supply photovoltaic products producing 500 kWp (kilowatt peak) power for public housing projects in Singapore.  This new contract represents an important milestone marking our participation in the rapidly growing market to supply green energy technologies for residential housing and industrial applications.  With the support of the Singapore government to encourage expanding investment in green technologies, we confidently look forward to TTSolar's future growth."

For the six months ended December 31, 2009, revenue increased 10.3% to $13,296,000 compared to $12,049,000 for the first six months of fiscal 2009.  The net loss for this year's first half was $1,135,000, or $0.35 per share.  This compares to a net loss for the first six months of the prior fiscal year of $1,145,000, or $0.35 per share.

16139 Wyandotte Street, Van Nuys, CA 91406,  USA  ●  TEL:  (818) 787-7000  ●  FAX  (818) 787-9130

At December 31, 2009, Trio-Tech reported cash and cash equivalents, restricted term deposits and short-term deposits of $9,640,000 ($2.99 per outstanding share), working capital of $7,984,000, and shareholders' equity of $19,045,000 ($5.90 per outstanding share).  At June 30, 2009, cash and cash equivalents, restricted term deposits and short-term deposits were $11,468,000 ($3.55 per outstanding share), working capital was $9,302,000, and shareholders' equity was $19,864,000 ($6.16 per outstanding share).

About TT Solar
Trio-Tech Solar (TTSolar.com) is a registered business firm wholly owned by Trio-Tech International Pte Ltd, a subsidiary of Trio-Tech International.  The solar energy products and services business was established in fiscal 2009 to explore new sources of revenue for Trio-Tech in response to the growing interest by the Singapore government to invest in green and clean energy supply.  Trio-Tech International Pte Ltd. is qualified by the Singapore Building Contractors Association (BCA) and is also qualified as a government supplier to tender for government projects in Singapore.

About Trio-Tech
Established in 1958 and headquartered in Van Nuys, California, Trio-Tech International is a diversified business group pursuing aggressive interest in semiconductor test and manufacturing, oil and gas equipment fabrication, solar products and real estate.  Further information about Trio-Tech's semiconductor products and services can be obtained from the Company's Web site at www.triotech.com, www.universalfareast.com, www.shi-international.com and www.ttsolar.com.

Forward-Looking Statements
This press release contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations, estimates and projections about the Company's business based, in part, on assumptions made by management.  These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including those described above and the following:  the effectiveness of the cost reduction initiatives undertaken by the Company, changes in demand for the Company's products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, excess or shortage of production capacity, and other risks discussed from time to time in the Company's Securities and Exchange Commission filings and reports.  In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions.  Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.

TRIO-TECH INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
UNAUDITED (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Revenue
Products	$3,139	$2,834	$7,001	$5,966
Services	2,592	2,728	5,263	5,826
Fabrication Services	200	--	704	--
Others	260	243	328	257

	6,191	5,805	13,296	12,049
Cost of Sales
Cost of products sold	2,784	2,230	6,071	4,897
Cost of services rendered	1,731	2,011	3,816	4,272
Cost of fabrication services rendered	699	--	1,193	--
Others	36	19	71	19

	5,250	4,260	11,151	9,188

Gross Margin	941	1,545	2,145	2,861

Operating Expenses/ (Gains) :
General and administrative	1,437	1,324	3,028	3,339
Selling	95	83	227	206
Research and development	10	10	20	20
Impairment loss	--	520	--	520
(Gain)/loss on disposal of property, plant and equipment	--	5	(1)	(154)

Total operating expenses	1,542	1,942	3,274	3,917

Loss from Operations	(601)	(397)	(1,129)	(1070)

Other Income (Expenses)
Interest expense	(55)	(46)	(74)	(104)
Other income	146	131	143	332

Total other income	91	85	69	228

Loss Before Income Taxes	(510)	(312)	(1,060)	(842)

Income Tax Expenses (Benefits)	9	(62)	(28)	36

Loss before non-controlling interest	(519)	(250)	(1,032)	(878)

Non-controlling interest	(65)	(176)	(103)	(267)

NET LOSS	$(584)	$(426)	$(1,135)	$(1,145)

Comprehensive Loss

Net loss	$(519)	$(250)	$(1,032)	$(878)
Foreign currency translation adjustment	109	(22)	338	(678)

Comprehensive Loss	(410)	(272)	(694)	(1,556)

Comprehensive loss attributable to non-controlling interest	(140)	(162)	(213)	(267)

Comprehensive loss attributable to Trio-Tech International	$(550)	$(434)	$(907)	$(1,823)

Loss per Share - Basic and Diluted	$(0.18)	$(0.13)	$(0.35)	$(0.35)

Weighted Average Shares Outstanding - Basic and Diluted	3,227	3,227	3,227	3,227

TRIO-TECH INTERNATIONAL AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT NUMBER OF SHARES)

	December 30,	June 30,
	2009	2009
ASSETS	(Unaudited)

CURRENT ASSETS:
Cash & cash equivalent	$4,699	$6,037
Short-term deposits	1,371	1,994
Trade accounts receivable, net	5,919	3,981
Other receivables	501	279
Inventories, net	1,485	1,184
Prepaid expenses and other current assets	195	167

Total current assets	14,170	13,642

INVESTMENT PROPERTY IN CHINA, Net	2,627	2,935
PROPERTY, PLANT AND EQUIPMENT, Net	11,044	6,607
GOODWILL	434	--
OTHER ASSETS	209	1,326
RESTRICTED TERM DEPOSITS	3,570	3,437

TOTAL ASSETS	$32,054	$27,947

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$2,955	$1,025
Accrued expenses	1,830	1,769
Income taxes payable	191	202
Current portion of bank loans payable	1,132	1,266
Current portion of capital leases	78	78

Total current liabilities	6,186	4,340

BANK LOANS PAYABLE, net of current portion	2,511	237
CAPITAL LEASES, net of current portion	16	52
DEFERRED TAX LIABILITIES	531	526
OTHER NON-CURRENT LIABILITIES	634	10

TOTAL LIABILITIES	9,878	5,165

EQUITY

TRIO-TECH INTERNATIONAL'S SHAREHOLDERS' EQUITY:
Common stock; no par value, 15,000,000 shares
authorized; 3,227,430 shares issued and outstanding at
December 31, 2009, and June 30, 2009, respectively	10,365	10,365
Paid-in capital	1,534	1,446
Accumulated retained earnings	5,724	6,859
Accumulated other comprehensive loss-translation adjustments	1,422	1,194

Total Trio-Tech International shareholders' equity	19,045	19,864

NONCONTROLLING INTEREST	3,131	2,918

TOTAL EQUITY	22,176	22,782

TOTAL LIABILITIES AND EQUITY	$32,054	$27,947